Prudential Investment Mutual Fund Administration Gateway Center Three 100 Mulberry Street, 9th Floor Newark, NJ 07102-4077 www.prudential.com

October 15 2013

Mr. Anthony Burak

Division of Investment Management

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE: Comments on Form N-CSR and Form N-MFP

Registrant: The Prudential Series Fund

Dear Mr. Burak:

Prudential Investments LLC (“PI”), as the Manager of the Prudential Series Fund (the “Fund”), hereby responds on behalf of the Fund to your telephone comments on September 10, 2013 with respect to the annual shareholder report filing (the “Annual Report”) on Form N-CSR of the Fund representing each of the Portfolios (series) organized under the Fund, for the fiscal year ended December 31, 2012. At that time, you provided us with certain comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”). In addition, the Staff also provided a comment concerning Form N-MFP filed by the Money Market Portfolio of the Fund. This letter summarizes the Staff's comments and our responses that we discussed during the call.

As agreed, revisions will be reflected in future financial statements to be issued by the Fund where such comments were applicable as detailed below. Additionally, where applicable, the comments relating to Form N-MFP will be made with immediate effect in the monthly filings for the Fund’s Money Market Portfolio and other money market funds in the complex, where applicable.

Participating on the call on behalf of PI were:

Sadiq Peshimam Vice President, PI and Assistant Treasurer of the Fund

Linda McMullin Vice President, PI

Affiliated Fund Purchases and Sales: The Staff commented that purchase and sale information regarding the Fund’s transactions in the shares of affiliated money market funds, i.e., the Prudential Core Taxable Money Market Fund, was not presented in the table to the notes to the financial statements in accordance with requirements of Regulation S-X,12-14.

Response: Mr. Peshimam commented that the Fund believed that this disclosure was not applicable for short term investments. Mr. Peshimam also explained that the transactions represented investments of un-invested cash nightly and that substantially all the money in the Prudential Core Taxable Money Market Fund (Core Money Market) represented the investment of securities lending collateral received by the Fund. Besides the information in the Schedule of Investments relating to the investment in Core Money Market as a short term investment, the Fund currently discloses, in accordance with prior Staff comments and Generally Accepted Accounting Principles for affiliated transactions, information related to the income earned from the investment in the overnight sweep as well as the income from securities lending in the Statement of Operations, where such income is derived from the investment in the Core Money Market. The Fund believes that the Fund’s investments in Core Money Market are primarily for short-term purposes to sweep cash overnight and reinvest collateral for securities lending purposes, and not as a part of the investment strategy of the Fund. As the purpose of these sweep investments are short-term in nature, the Fund believes the current disclosures presented in the various sections of the financial statements sufficiently addresses these investments as affiliates and additional disclosures relating to purchases and sales for sweep investments under Regulation S-X 12-14 may not be qualitatively material to user of financial statements.

Disclosure Regarding Fair Value Hierarchy, Levels 1 and 2: The Staff noted that certain Portfolios of the Fund disclose transfers between Levels 1 and 2 in the FAS 157 table. However, there are certain Portfolios where such transfers were not disclosed nor was the reason for the non-disclosure, to acknowledge that this was addressed in the preparation of the Fund’s financial statements.

Response: Mr. Peshimam commented that the Fund utilizes a materiality threshold to determine the applicability of this disclosure and that we would include this threshold in our response. Accordingly, we confirm that the Fund’s policy is to disclose transfers between levels only if the amount of transfer is greater than 1% of current reporting period end’s net assets.

Disclosure Regarding Fair Value Hierarchy, Level 3: The Staff noted that the Fund does not consistently show a level 3 roll-forward. The Staff requested that if materiality is used, that this should be included in the Fund’s response to the Staff.

Response: Mr. Peshimam commented that the Fund employs a materiality threshold in determining if the roll-forward is necessary. The Fund’s policy is to show the roll-forward if level 3 securities are greater than 0.75% of the respective net assets at either the beginning or ending of the reporting period.

Options Written Disclosure: The Staff commented that the Fund did not disclose information relating to the volume of options written for the Government Income Portfolio of the Fund, but did have transactions during the reporting period in options written.

Response: Mr. Peshimam commented that the roll-forward of options written is included in the “Notes to the Financial Statements.” Additionally, the Fund’s policy to calculate the average volume based on the fiscal quarter end outstanding balance relating to volume for a particular derivative type, if no positions were held at any of the fiscal quarter ends (inclusive of the beginning of the period) no amount would be reported. However, consideration is given to the fact that disclosure regarding volume of written options exists in the Notes to the financial statements.). In addition to the information in the notes to the financial statements, in the future, in accordance with the Staff’s comment, such information will be included in the volume disclosure following the schedule of investments.

Form N-MFP: The Staff commented on item 9 of Part 1 of the D Form N-MFP of the Fund. The Staff inquired why the response to the question whether the investors in the Fund were separate accounts, was ‘No’, given that the shareholders of the Fund were variable life and variable annuity contract owners buying shares through separate accounts.

Response: Mr. Peshimam agreed with the comment from the Staff, and noted that all future filings on Form N-MFP for the Fund and any other similarly situated funds in the fund complex would respond affirmatively to this question.

In connection with the Commission Staff’s review of the above-referenced N-CSR filings, the Fund acknowledges that, with respect to filings made by the Fund with the Commission and reviewed by the Staff:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe that we have provided appropriate responses to all of the Staff's comments. Please feel free to contact me at 973-367-1220 with any further specific accounting questions or regarding any general disclosure issues.

Sincerely,

/s/ M. Sadiq Peshimam
M. Sadiq Peshimam

Vice President of PI and Assistant Treasurer of the Funds

cc:  Grace C. Torres, Senior Vice President of PI and Treasurer of the Funds

Raymond O’Hara, Chief Legal Officer of the Funds

Bruce Karpati, Chief Compliance Officer of the Funds

Linda McMullin, Vice President of PI